                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                           Transcisco Industries, Inc.
          ----------------------------------------------------------
                               (Name of Issuer)

                   Common Stock, Par Value $0.01 per share
          ----------------------------------------------------------
                       (Title of Class and Securities)

                                  893 53B101
          ----------------------------------------------------------
                    (CUSIP Number of Class of Securities)

                              Brian P. Friedmen
                             Furman Selz SBIC, L.P.
                                230 Park Ave.
                              New York, NY 10169
                                 212-309-8200
          ----------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized
                    to Receive Notices and Communications)


                                August 1, 1995
          ---------------------------------------------------------
                        (Date of Event which Requires
                          Filing of this Statement)

                 If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: ( )

                 Check the following box if a fee is being paid with this
statement:      (X)

                                  SCHEDULE 13D
                                                             Page 2 of 7 Pages
CUSIP No. 89353B101

- -----------------------------------------------------------------
(1)  NAMES OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS


     FURMAN SELZ SBIC, L.P.
- -----------------------------------------------------------------
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                      (a)  ( )
                                                      (b)  ( )

- -----------------------------------------------------------------
(3)  SEC USE ONLY


- -----------------------------------------------------------------
(4)  SOURCE OF FUNDS

     WC
- -----------------------------------------------------------------
(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e) ( )


- -----------------------------------------------------------------
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
- -----------------------------------------------------------------
                                (7)  SOLE VOTING POWER
      NUMBER OF
       SHARES                        966,667
    BENEFICIALLY              -----------------------------------
      OWNED BY                  (8)  SHARED VOTING POWER
        EACH
      REPORTING                      0
       PERSON                 -----------------------------------
        WITH                    (9)  SOLE DISPOSITIVE POWER

                                     966,667
                              -----------------------------------
                                (10) SHARED DISPOSITIVE POWER

                                     0
- -----------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     966,667
- -----------------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
     SHARES                                      (   )


- -----------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

     15.77%
- -----------------------------------------------------------------
(14) TYPE OF REPORTING PERSON

     PN
- -----------------------------------------------------------------

ITEM 1. SECURITY AND ISSUER

         Common Stock, par value $.01 per share ("Common Stock")
         Transcisco Industries, Inc. (the "Company")
         601 California Street
         San Francisco, CA 94108

ITEM 2. IDENTITY AND BACKGROUND

         FURMAN SELZ SBIC, L.P., a Delaware limited partnership

         Address:         230 Park Avenue
                          New York, NY 10169

         Principal business:      private equity investment fund

         Address of principal business: same as above

         (d)     No such convictions

         (e)     No such judgements

         FURMAN SELZ SBIC INVESTMENTS, INC., a Delaware corporation

         Address:         230 Park Avenue
                          New York, NY 10169

         Principal business:      General partner of Furman Selz SBIC, L.P.

         Address of principal business: same as above

         (d)     No such convictions

         (e)     No such judgements

         FURMAN SELZ INVESTMENTS, INC., a Delaware corporation
         (owns 100% of Furman Selz SBIC Investments, Inc.)

         Address:         230 Park Avenue
                          New York, NY 10169

         Principal business:      General partner of investment funds

         Address of principal business: same as above

         (d)     No such convictions

         (e)     No such judgements


                              Page 3 of 7 pages

         FURMAN SELZ HOLDING CORP., a Delaware corporation
         (owns 100% of Furman Selz Investments, Inc.)

         Address:         1105 North Market Street, P.O. Box 8985
                          Wilmington, DE 19899

         Principal business:      Diversified financial services holding company

         Address of principal business: same as above

         (d)     No such convictions

         (e)     No such judgements

         The directors and executive officers of Furman Selz Holding Corp. are the following:

         Directors:       Steven D. Blecher
                          Roy L. Furman
                          Edmund A. Hajim
                          Bernard T. Selz
                          Stuart B. Ross

         Officers:        Edmund A. Hajim           Chairman, CEO
                          Roy L. Furman             President
                          Bernard T. Selz           Vice President
                          Steven D. Blecher         Vice President/
                                                    Treasurer/Secretary
                          Elizabeth Q. Solazzo      Assistant Secretary
                          Thalia M. Cody            Assistant Secretary
                          Robert J. Miller          Assistant Treasurer


ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Furman Selz SBIC, L.P. ("Furman Selz") purchased warrants (the "Warrants") to purchase up to 966,667 shares of Common Stock from the Company for cash consideration in the aggregate amount of $29,000. Furman Selz purchased the Warrants using available funds. Furman Selz did not borrow any funds to purchase the Warrants. The Warrants are immediately exercisable and remain exercisable until July 31, 2005. The exercise price is $1.50 per share of Common Stock.

         The Warrants were purchased pursuant to a Note and Warrant Purchase Agreement (the "Purchase Agreement") dated August 1, 1995, by and among the Company, Transcisco Rail Services Company, Transcisco Leasing Company, Transcisco Trading Company (each





                               Page 4 of 7 pages
wholly-owned subsidiaries of the Company and collectively hereinafter referred to as the "Subsidiaries"), Furman Selz and James Dowling, (an employee of Furman Selz Incorporated, a wholly-owned subsidiary of Furman Selz Holding Corp. and not a member of a "group" as such term is used in Section 13(d)(3) of the Securities and Exchange Act of 1934, as amended). Pursuant to the Purchase Agreement, in addition to the Warrants, Furman Selz purchased $2,900,000 aggregate principal amount of the Company's and Subsidiaries' Series A and Series B Senior Subordinated Notes due 2000 (the "Notes") for cash consideration of $2,871,000. Also pursuant to the Purchase Agreement, James Dowling purchased Warrants to purchase up to 33,333 shares of Common Stock and $100,000 aggregate principal amount of Notes.

ITEM 4. PURPOSE OF TRANSACTION

         The purpose of the transaction to purchase the Warrants and Notes by Furman Selz was for investment purposes.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

         The Company has informed Furman Selz that as of August 1, 1995, 5,161,446 shares of Common Stock were issued and outstanding.

         (a) No person listed in Item 2 above currently owns any Common Stock. Furman Selz owns immediately exercisable Warrants to purchase up to 966,667 shares of Common Stock, representing 15.77% of the Common Stock as of such date. Pursuant to Rule 13d-3, Furman Selz is deemed to be the beneficial owner of 966,667 shares of Common Stock.

         (b) Furman Selz claims sole power to vote or direct the vote and sole power to dispose or direct the disposal of the Common Stock described above.

         (c)     None.

         (d)     Not applicable.

         (e)     Not applicable.

ITEM 6. CONTRACTS, AGREEMENTS UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Pursuant to the Purchase Agreement, so long as Furman Selz owns 25% of any class of securities it purchased pursuant to the Purchase Agreement, Furman Selz has the right to designate one





                               Page 5 of 7 pages
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member to the Company's Board of Directors.  Also pursuant to the Purchase
Agreement, Furman Selz has the option to sell to the Company, and the Company has the obligation to purchase upon exercise of such option, the Warrants during a one-month period commencing on August 1, 2000, if for ten of the twelve months immediately preceding July 31, 2000, the average daily trading volume of Common Stock is not 8,000 shares. The purchase price for such option is the fair market value of the Warrants, measured per Warrant as the difference between the trailing 30-day average price per share of Common Stock and the exercise price per share of Common Stock under the Warrants.


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

         1.      Purchase Agreement.
         2.      Conformed Copy of Warrant.





                               Page 6 of 7 pages
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SIGNATURE

         After reasonable inquiry and to the best of each person's knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.


   August 11, 1995        FURMAN SELZ SBIC, L.P.
- ---------------------
         Date

                          By: FURMAN SELZ SBIC INVESTMENTS, INC.
                              (its General Partner)

                              By:   /s/ Brian P. Friedman
                                 --------------------------------
                              Name:  Brian P. Friedman
                              Title: President





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